Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Company:   Cohoes   Bancorp,   Inc.(Commission   File   No.
                    000-25027)

TRUSTCO
Bank Corp NY                                                    News Release
192 Erie Boulevard, Schenectady, New York, 12305
--------------------------------------------------------------------------------
(518) 377-3311   Fax: (518) 381-3668

Subsidiary:  Trustco Bank                                       NASDAQ -- TRST


                    Contact:        William F. Terry
                                    Secretary
                                    518-381-3611



FOR IMMEDIATE RELEASE:



              TRUSTCO NOMINATES CANDIDATES FOR COHOES BANCORP, INC.
                               BOARD OF DIRECTORS

Schenectady, New York - September 21, 2000



TrustCo Bank Corp NY (TrustCo) announced today that it has nominated M. Norman Brickman, formerly President of D. Brickman, Inc., a wholesale dealer of fruit and produce, and Peter A. Pastore, partner in McNamee, Lochner, Titus & Williams, an Albany law firm, as its third and fourth candidates for election to the Board of Directors in the 2000 annual meeting of Cohoes Bancorp Inc. (Cohoes). TrustCo previously announced on August 25, 2000 that it was nominating Thomas O. Maggs, and Thomas P. Collins, CPA as candidates for election to the Cohoes board.

On June 26, 2000, TrustCo announced its intention to offer Cohoes shareholders $16 in TrustCo stock for each share of Cohoes. On August 17, 2000, Cohoes shareholders rejected a proposal from the Cohoes management and Board of Directors to sell Cohoes to Hudson River Bancorp, Inc.

"In light of the recent rejection by the Cohoes shareholders of the proposed sale of the company to Hudson River Bancorp, Inc., we believe it is important to elect directors who understand that the owners of the company (the shareholders) must have their interests considered." Mr. McCormick added: "Our nominees will, consistent with their fiduciary duties, seek a friendly merger of Cohoes with TrustCo. We believe that a combined company should remain a community oriented financial institution based in the Capital District."

TrustCo is a $2.4 billion bank holding company, and through its subsidiary banks, Trustco Bank, N.A. and Trustco Savings Bank, operates 54 bank offices in Albany, Columbia, Greene, Montgomery, Rensselaer, Saratoga, Schenectady, Warren, and Washington counties. In addition, Trustco Bank, N.A. operates a full service Trust Department with $1.34 billion of assets under management. The common shares of TrustCo are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol TRST.

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